Exhibit 21.1

American Pharmaceutical Partners, Inc.

List of Subsidiaries

1.	Pharmaceutical Partners of Canada (Ontario, Canada)

2.	Webdrugsource.com, Inc. (California)

3.	APP International, Inc. (Delaware)

4.	Pharmaceutical Partners of Europe B.V. (Netherlands)

5.	Pharmaceutical Partners of Europe C.V. (Netherlands)

6.	APP Pharmaceuticals Partners of Switzerland (Switzerland)

7.	South African Pharmatech (Pty) Limited (South Africa)